UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024.

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Item 1.01	Entry into a Material Definitive Agreement.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 19, 2024, Mr. Paul D. Freudenthaler resigned as Chief Financial Officer of Freight Technologies, Inc. (the “Company”), which was accepted by the board of directors of the Company (the “Board of Directors”) with immediate effect. Mr. Freudenthaler’s resignation is for personal reasons and there are no disagreements between Mr. Freudenthaler and the Company. His departure is not related to the operations, policies or practices of the Company or any issues regarding accounting policies or practices.

In connection with Mr. Freudenthaler’s resignation, the Company entered into a Resignation Agreement and General Release with Mr. Freudenthaler setting forth the terms of his separation from service with the Company (the “Resignation Agreement”). Pursuant to the terms of the Resignation Agreement, Mr. Freudenthaler will assist the Company in transitioning his job responsibilities, both prior to and following his resignation. In addition, Mr. Freudenthaler agrees to abide by confidentiality and non-disparagement covenants contained in the Resignation Agreement and will also continue to be subject to non-solicitation covenants under his prior employment agreement for a period of one year following his resignation. Except for such non-solicitation covenants, his employment agreement with the Company will terminate effective upon his resignation. Mr. Freudenthaler also agreed to a release of any and all claims against the Company, its affiliates and related parties, which in any way relate to Mr. Freudenthaler’s employment and association with the Company or the termination thereof.

Mr. Freudenthaler is entitled to the following in exchange for his covenants and releases under the terms of the Resignation Agreement: (a) an agreed upon hourly rate for work performed as agreed to by the Company; (b) remaining on the Company’s medical insurance plan through March 31, 2024, and (c) full vesting of the all options vested as of the Resignation Date and continued vesting of remaining portions of the incentive stock options granted through the Resignation Date (“Termination Pay”).

In order to maintain continuity and ease of transition, Mr. Freudenthaler will continue as Secretary of the Company and will join the Board as a non-independent director with effect from January 19, 2024. In connection therewith, Mr. Freudenthaler signed a Board Services Agreement with the Company. Pursuant to the said agreement, Mr. Freudenthaler will serve as a member of the Board until the earlier of the next annual meeting of shareholders, his successor is duly elected and qualified, he is terminated earlier or due to this resignation or removal in accordance with the Company’s governing documents and applicable law. The Company shall pay him an annual compensation of $20,000 as a member of the Board and $4,000 for his services as Secretary, quarterly.

Also on January 19, 2024, the Company entered into an employment agreement with Donald Quinby to replace Mr. Freudenthaler as Chief Financial Officer of the Company (the “CFO Employment Agreement”). Pursuant to the terms of the CFO Employment Agreement, Mr. Quinby’s initial term of employment is from January 19, 2024 through January 18, 2025. Thereafter, the CFO Employment Agreement shall be automatically extended, upon the same terms and conditions, for successive one-year periods, unless either party provides written notice of its/his intention not to extend the term at least 90 days prior to the end of the relevant term.

Mr. Quinby shall receive an annual base salary of $250,000, paid in periodic installments subject to payroll deductions and other tax withholdings in accordance with the Company’s customary payroll practices and applicable wage payment laws, but no less frequently than monthly. He shall be eligible to receive a discretionary bonus based on performance as determined by the Board. In consideration of him entering into this CFO Employment Agreement and as an inducement to join the Company, the Company will grant him such number of options to purchase Company shares under its 2022 Stock Incentive Plan representing $220,000 in intrinsic value.

Prior to joining the Company, Mr. Quinby has held leading finance roles with several public companies. Since 2018, Mr. Quinby has been a Finance Director covering financial planning and analysis and investor relations at Nextracker Inc., a leader in utility scale solar tracker and software solutions. Prior to that, from 2016 to 2018, Mr. Quinby was a Finance Director for a smart-home residential solar business at Flex, preceded by being a Senior Manager of Financial Planning & Analysis for SunEdison’s Residential and Small Commercial solar business from 2015 to 2016. Mr. Quinby was a Senior Manager of Business Finance at Dolby Laboratories from 2009 to 2015. From 2004 to 2008, he was a Senior Manager, then director with KPMG, LLP’s Transaction Services, providing Mergers and Acquisitions advisory services on numerous deals for private equity and corporate clients. Mr. Quinby received an MBA from the University of California at Davis and a BA from Colby College. He has been a Chartered Financial Analyst charterholder since 2007.

There are no family relationships between Mr. Quinby and any director, executive officer or person nominated or chosen by the Company to become a director or executive officer. Additionally, there have been no transactions involving Mr. Quinby that would require disclosure under Item 404(a) of Regulation S-K.

The foregoing description of the Resignation Agreement, the Board Services Agreement and the CFO Employment Agreement is qualified in its entirety by reference to the Resignation Agreement, the Board Services Agreement and the CFO Employment Agreement, which are filed with this Current Report on Form 6-K as Exhibits 10.1, 10.2 and 10.3.

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Resignation Agreement
10.2	Board Services Agreement
10.3	CFO Employment Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2024	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Executive Officer